January 12, 2026

Eli Baker
Chief Executive Officer
Infinite Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

        Re: Infinite Eagle Acquisition Corp.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed January 12, 2026
            File No. 333-291679
Dear Eli Baker:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed January 12, 2026 Risk Factors
General Risk Factors, page 75

1. Please revise to restore your risk factor related to the 1% U.S. federal excise tax on stock buybacks.
Exhibits

2. Please request Cayman Islands counsel to revise its legal opinion filed as Exhibit
       5.1 to remove assumption (vii), which assumes material facts underlying the opinion.
       Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
3.     Please request New York counsel to revise its legal opinion filed as
Exhibit 5.2 to
       cover all of the securities being registered and to remove inappropriate assumptions.
       In this regard, we note that you are registering 34,500,000 units; however, the opinion
 January 12, 2026
Page 2

       appears to cover only 30,000,000 units. We also note, on page 2, paragraph 3, the assumptions in clauses (ii), (iv), and (v), which appear overly broad and assume material facts underlying the opinion or readily ascertainable facts in relation to the company and/or New York law. Refer to Section II.B.3.a of Staff Legal Bulletin No.
       19.
4. Please revise the filing fee table to register the Class A ordinary shares included as part of the units and to register the Eagle Share Rights included as part of the units.
Signatures, page II-5

5. Please include the signatures of your principal financial officer, your controller or principal accounting officer, and at least a majority of the board of directors. See
       Instruction 1 to Signatures to Form S-1.
       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Daniel Nussen